SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1

GRG/GRGS Av. Graça Aranha, 26, 4° andar, Centro, Rio de Janeiro – RJ RCA 1008, from March 25 and 27, 2024 DEL-045 of March 27, 2024

CERTIFICATE

MINUTES OF THE ONE THOUSAND AND EIGHTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ No. 00001180/0001-26

On the twenty-seventh day of March of 2024, at 2:00 pm, the Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company" or "Eletrobras") proceeded, on an electronic deliberation circuit, to the 1008th meeting opened on the twenty-fifth day of the same month, as called by the Chairman of the Board of Directors, electronically, on 03.21.2024, pursuant to article 25, paragraph 4, of the Company's Articles of Incorporation. The Chairman of the Board, VICENTE FALCONI CAMPOS (VFC), took over the chairmanship of the meeting. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (mgs) and MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting. There was no record of absence from the meeting, which is thus understood as non-participation in any segment of the Board. The council was secretariat by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in article 25, caput, of Eletrobras' Articles of Incorporation, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in the cases of qualified quorum portrayed in article 26 of the Articles of Incorporation. The meeting was held with 9 (nine) members present, in compliance with the minimum quorum of five members for installation, and with a minimum quorum of five members for deliberations, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. Prior declaration of conflict of interest on the part of a Director and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation.

DEL 045, of 03.27.2024. (i) Approval of the 5th (fifth) issue of simple debentures, not convertible into shares, of the unsecured type, in two series, of the Company ("Eletrobras Issue" and "Eletrobras Debentures", respectively), in the amount of up to R$3,500,000,000.00 (three billion and five hundred million reais), on the Issue Date (as defined below), subject to the possibility of Partial Distribution (as defined below) and the exercise of Additional Lot Option (as defined below), pursuant to the provisions of article 59, caput and §1 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), which will be subject to public distribution, under automatic registration procedure, without prior analysis by the Brazilian Securities and Exchange Commission (“CVM”), intended exclusively for professional investors, as defined in article 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ( “CVM Resolution 30” and “Professional Investors”, respectively), for a frequent issuer of fixed income securities – EFRF (as provided for in item I, article 38-A of Deliberation CVM No. 80, of March 29, 2022, as amended), pursuant to Law No. 6,385, of December 7, 1976, as amended (“Securities Market Law”), CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”), and other applicable legal and regulatory provisions, under the mixed regime of firm guarantee and best placement efforts (“Eletrobras Offer”), as well as its terms and conditions to be provided for in the Eletrobras Issue Deed (as defined below), as provided for in article 31, item X, of the Company's Articles of Incorporation; (ii) approval of the realization (a) by Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), of its 5th (fifth) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, in the initial amount of R$1,000,000,000.00 (one billion reais), subject to the possibility of exercising the Eletronorte Additional Lot Option (as defined below), to be formalized through the “Private Instrument of Deed of 5th (Fifth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte” (“Eletronorte Deed” and “Eletronorte Debentures”, respectively), pursuant to the Brazilian Corporate Law and CVM Resolution 160 and Law No. 12.431, of June 24, 2011, as amended (“Law 12.431”) (“Eletronorte Issue”), which will be subject to public distribution, under automatic registration procedure, intended exclusively for Professional Investors (“Eletronorte Offer”); (b) by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – Eletrobras CGT Eletrosul (“CGT Eletrosul”), of its 5th (fifth) issue of simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in a single series, in the initial amount of R$500,000,000.00 (five hundred million reais), subject to the possibility of exercising the Option of Additional CGT Eletrosul Lot (as defined below), to be formalized through the “Private Instrument of Deed of the 5th (Fifth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – Eletrobras CGT Eletrosul”  (“CGT Eletrosul Deed” and “CGT Eletrosul Debentures”, respectively), under the terms of the Brazilian Corporation Law, CVM Resolution 160 and Law No. 12.431 (“CGT Eletrosul Issue”), which will be subject to public distribution, under the automatic registration rite, intended exclusively for Professional Investors ("CGT Eletrosul Offer"); and (c) by Companhia Hidro Elétrica do São Francisco ("CHESF"), of its 2nd (second) issue of simple debentures, not convertible into shares, unsecured, with additional fiduciary guarantee, in a single series, in the initial amount of R$1,000,000,000.00 (one billion reais), subject to the possibility of exercising the CHESF Additional Lot Option (as defined below), to be formalized through the "Private Instrument of Issue Deed of the 2nd (Second) Issue of Simple, Non-Convertible Debentures in Shares, of the Unsecured Type, with Additional Personal Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Companhia Hidro Elétrica do São Francisco”  (“CHESF Deed” and “CHESF Debentures”, respectively, being the CHESF Deed, when referred to together with the Eletronorte Deed and the CGT Eletrosul Deed, “Subsidiary Deeds” and, the CHESF Debentures, when referred to together with the Eletronorte Debentures and the CGT Eletrosul Debentures, “Subsidiary Debentures”), pursuant to the Brazilian Corporate Law and CVM Resolution 160 (“Issue CHESF” and, together with the Eletronorte Issue and the CGT Eletrosul Issue, “Subsidiary Issues”), which will be subject to public distribution, under automatic registration procedure, intended exclusively for Professional Investors (“CHESF Offer” and, together with the Eletronorte Offer and the CGT Eletrosul Offer, “Subsidiary Offers”); (iii) approval of the granting of personal guarantees (“Sureties”), by the Company, on an irrevocable and irreversible basis, as guarantor and principal payer, with the express waiver of the benefits of order, rights and faculties of exemption provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and 839 of Law No. 10.406, of January 10, 2002, as amended (“Civil Code”), and articles 130 and 794 of Law No. 13.105, of March 16, 2015, as amended (“Code of Civil Procedure”), responsible for the full and timely fulfillment of all main and ancillary obligations: (a) assumed by Eletronorte, within the scope of the Eletronorte Issue and the Eletronorte Offer; (b) assumed by CGT Eletrosul, within the scope of the CGT Eletrosul Issue and the CGT Eletrosul Offer; and (c) by CHESF, within the scope of the CHESF Issue and the CHESF Offer; (iv) approval of the execution of the instruments necessary to carry out the Eletrobras Issue, the Subsidiary Issues, the Eletrobras Offer, the Subsidiary Offers and the granting of Sureties, including, but not limited to: (a) the "Private Instrument of Issue Deed of the 5th (Fifth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, for Public Distribution, in Automatic Distribution, of the Centrais Elétricas Brasileiras S.A. – ELETROBRAS" ("Eletrobras Issue Deed") and its amendment to reflect the result of the Bookbuilding Procedure (as defined below), regardless of a new deliberation by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein, (b) to the Subsidiary Issue Deeds and any amendments that may be necessary, subject to the limits set forth herein; (c) to the Eletrobras Distribution Agreement (as defined below) and any amendments that may be necessary; and (d) to the distribution agreements of the Subsidiary Offers ("Subsidiary Distribution Agreements") and any amendments that may be necessary; (v) delegation of powers to the Company's Executive Board, the Executive Board of Eletronorte, the Executive Board of CGT Eletrosul, the Executive Board of CHESF, and/or the attorneys-in-fact of the Company, Eletronorte, CGT Eletrosul and/or CHESF, as the case may be, to perform all acts and sign all documents necessary to carry out the Eletrobras Issue, Subsidiary Issues, the Eletrobras Offer, Subsidiary Offersand the granting of Sureties, including, but not limited to, the execution of the Eletrobras Issue Deed, the Subsidiary Issue Deeds and their respective amendments, the Eletrobras Distribution Agreement and the Subsidiary Distribution Agreements, and may, for this purpose, negotiate and sign the respective instruments and any amendments (if necessary), either as issuer or as guarantor, as the case may be; and (vi) the ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the deliberations provided for herein, including, but not limited to the contracting of the institutions that are part of the securities distribution system responsible for the public distribution of the Eletrobras Debentures, within the scope of the Eletrobras Offer, and the Subsidiary Debentures, within the scope of the Subsidiary Offerings ("Coordinators", one of them being designated as a leading intermediary institution, "Lead Coordinator"), and the other service providers for the purposes of the Eletrobras Offer and the Subsidiary Offer, such as the trustee ("Trustee"), representing the participation of the holders of the Eletrobras Debentures ("Debenture Holders"), the bookkeeper ("Bookkeeper"), the settlement agent (“Settlement Agent”), the Risk Rating Agency (as defined below), B3 (“B3” refers to B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others.

Decision: Items (i), (ii), (iii), (iv), (v) and (vi) of the Deliberations were unanimously approved by the attending Directors, and (1) the Eletrobras Issue and the Eletrobras Offer were approved, which will have the following main characteristics and conditions, which will be detailed and regulated through the Eletrobras Issue Deed: (a) Allocation of Funds: (a.i) Allocation of Funds: The net proceeds raised by the Company through the Eletrobras Debentures will be used for general corporate purposes, including liability management, investments and/or reimbursement of investments. (b) Issue Number: The Eletrobras Issue will constitute the 5th (fifth) issue of debentures of the Company. (c) Total Issue Amount: will be up to R$3,500,000,000.00 (three billion and five hundred million reais) on the Issue Date ("Total Issue Amount"), subject to the possibility (i) of Partial Distribution, so that the Total Issue Amount will be adjusted by means of an amendment to the Eletrobras Issue Deed, in which it will cancel the Eletrobras Debentures issued, but which were not placed with the Professional Investors, subject to the Minimum Amount (as defined below); and (ii) the exercise, in whole or in part, of the Additional Lot Option, without the prior approval of the Debenture Holders and/or any additional corporate approval by the Company. Pursuant to articles 73 and 74 of CVM Resolution 160, the partial distribution of Eletrobras Debentures will be allowed, subject to the placement of at least

2,000,000 (two million) Eletrobras Debentures, equivalent to R$2,000,000,000.00 (two billion reais), with at least 1,000,000 (one million) First Series Debentures (as defined below) and 1,000,000 (one million) Second Series Debentures (as defined below) (“Minimum Amount” and “Partial Distribution”, respectively). The Eletrobras Debentures effectively issued and not distributed to Professional Investors will be subscribed and paid in by the Coordinators up to the Minimum Amount, due to the firm guarantee provided by the Coordinators under the terms and proportions of the Distribution Agreement, and the remaining balance will be canceled by the Company through an amendment to the Eletrobras Issue Deed, without the need for prior approval of the Debenture Holders and/or any additional corporate approval by the Company. The Coordinators, after consultation and prior agreement of the Company, may choose to increase the number of Debentures originally offered by up to 25% (twenty-five percent), equivalent to up to 875,000 (eight hundred and seventy-five thousand) Eletrobras Debentures, equivalent to R$875,000,000.00 (eight hundred and seventy-five million reais), under the terms and in accordance with the limits established in article 50 of CVM Resolution 160 ("Additional Lot Option"), according to the demand verified in the Bookbuilding Procedure. The same conditions and price of the Eletrobras Debentures initially offered will apply to the Eletrobras Debentures arising from the exercise of the Additional Lot Option and their distribution will be conducted under the best efforts regime. (d) Nominal Unit Value: The unit par value of the Eletrobras Debentures will be R$1,000.00 (one thousand reais), on the Issue Date ("Unit Par Value"). (e) Quantity of Eletrobras Debentures: Up to 3,500,000 (three million and five hundred thousand) Eletrobras Debentures will be issued ("Total Number of Eletrobras Debentures"), on the Issue Date, observing (i) the Minimum Amount of Each Series (as defined below); (ii) that the total number of Debentures may be increased if the Additional Lot Option is exercised; and (iii) that the number of Eletrobras Debentures to be allocated to each of the series will be defined in the Communicating Vessel System (as defined below), after the conclusion of the Bookbuilding Procedure. The number of Eletrobras Debentures allocated to each Series will be subject to an amendment to the Eletrobras Issue Deed. According to the communicating vessel system, the number of Eletrobras Debentures allocated in each of the series must be deducted from the Total Number of Eletrobras Debentures, defining the number to be allocated in the other series, so that the sum of the Eletrobras Debentures allocated in each of the series actually issued must correspond to the Total Number of Eletrobras Debentures object of the Eletrobras Issue (“Communicating Vessel System”). (f) Number of Series: The Eletrobras Issuance will be carried out in 2 (two) series, observing (i) that the number of Eletrobras Debentures allocated to each series will be defined in the Communicating Vessel System, according to the result of the Bookbuilding Procedure; and (ii) the minimum amount of 1,000.00 (one million) Eletrobras Debentures, equivalent to R$1,000,000,000.00 (one billion reais), in each series (“Minimum Amount of Each Series”). Except for the express references to the Eletrobras Debentures of the first series ("First Series Debentures") and the Eletrobras Debentures of the second series ("Second Series Debentures"), all references to the "Eletrobras Debentures" shall be understood as references to the Debentures of the First Series and the Debentures of the Second Series, together. (g) Form, Type and Proof of Ownership of the Eletrobras Debentures: The Eletrobras Debentures will be issued in registered and book-entry form, without the issuance of precautions or certificates, and, for all legal purposes, the ownership of the Eletrobras Debentures will be evidenced by the deposit account statement issued by the Bookkeeper, as responsible for the bookkeeping of the Eletrobras Debentures, and, in addition, with respect to the Eletrobras Debentures that are electronically held in custody at B3, as the case may be, will be issued by this statement in the name of the Debenture Holder, which will serve as proof of ownership of such Eletrobras Debentures. (h) Convertibility: The Eletrobras Debentures will be simple, that is, not convertible into shares issued by the Company. (i) Type: The Eletrobras Debentures will be unsecured, pursuant to article 58 of the Brazilian Corporation Law. (j) Issue Date: For all legal purposes and effects, the date of issue of the Eletrobras Debentures will be April 15, 2024 (“Issue

Date”). (k) Term and Maturity Date: Except for the cases of redemption of the Eletrobras Debentures, as provided for in the Eletrobras Issue Deed, as the case may be, of Early Redemption Offer (as defined below) with eventual redemption of all Eletrobras Debentures, Optional Early Redemption (as defined below), the Mandatory Redemption Offer (as defined below), with consequent redemption of all Eletrobras Debentures and/or the early maturity of the obligations arising from the Eletrobras Debentures, under the terms to be provided for in the Eletrobras Issue Deed, (i) the First Series Debentures will have a term of 5 (five) years from the Issue Date, maturing, therefore, on April 15, 2029 (“Maturity Date of the First Series Debentures”); and (ii) the Second Series Debentures will have a term of seven (7) years from the Issue Date, maturing, therefore, on April 15, 2031 (“Maturity Date of the Second Series Debentures” and, together with the Maturity Date of the First Series Debentures, the “Maturity Dates”). (l) Intention Collection Procedure of Investments (Bookbuilding Procedure): The procedure for collecting investment intentions, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the First Series Debentures and the Second Series Debentures, to define (i) the total number of Eletrobras Debentures allocated in each of the series, observing the Minimum Amount of Each Series; (ii) the final number of Eletrobras Debentures issued and the Total Issue Amount, observing the Minimum Amount; (iii) the definitive rate of Remuneration; and (iv) and the eventual exercise, in whole or in part, of the Additional Lot Option (“ Bookbuilding Procedure”). (m) Amortization of the Principal: Without prejudice to the payments arising from any early maturity of the obligations coming from the Eletrobras Debentures, Optional Extraordinary Amortization (as defined below), redemption of the Eletrobras Debentures as provided for in the Eletrobras Issue Deed, total early redemption resulting from an Early Redemption Offer or Optional Early Redemption of the Eletrobras Debentures, under the terms provided for in the Eletrobras Issue Deed and other applicable legislation, the Nominal Unit Value or the balance of the Nominal Unit Value of the Eletrobras Debentures will be paid in a single installment on the Maturity Date. (n) Monetary Adjustment and Remuneration Interest of the Eletrobras Debentures: (n.i) Update of the Nominal Unit Value of the Eletrobras Debentures: The Eletrobras Debentures will not have their Nominal Unit Value monetarily updated. (n.ii) Remuneration of First Series Debentures: The Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the First Series will bear interest corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI – Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, base 252 (two hundred and fifty-two) Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), plus exponentially a spread (surcharge) to be determined in the Bookbuilding Procedure, limited to the percentage equivalent to 0.85% (eighty-five hundredths percent) per year (“Remuneration of First Series Debentures”), calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, levied on the Nominal Unit Value or the balance of the Nominal Unit Value of the First Series Debentures from the Profitability Start Date, or First Series Debentures Remuneration Payment Date (as defined below) immediately preceding (inclusive) until the date of payment of the Remuneration of the Debentures of the First Series in question, early maturity date as a result of an Event of Default (as defined below) or on the date of an eventual Optional Early Redemption of the Debentures of the First Series (as defined below) (exclusive), whichever occurs first. The calculation of the Remuneration of the Debentures of the First Series will follow the formula provided for in the Eletrobras Issue Deed. (n.iii) Remuneration of the Debentures of the Second Series: The Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures of the Second Series shall bear interest corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate, exponentially increased by a spread (surcharge) to be calculated in the Bookbuilding Procedure, limited to the percentage equivalent to 1.00% (one whole percent) per year ("Remuneration of the

Debentures of the Second Series" and, together with the Remuneration of the Debentures of the First Series, "Remuneration"), calculated exponentially and cumulatively pro rata temporis per Business Days elapsed, levied on the Nominal Unit Value or the balance of the Nominal Unit Value of the Second Series Debentures, from the Profitability Commencement Date, or Remuneration Payment Date of the Second Series Debentures (as defined below) immediately preceding (including) the date of payment of the Remuneration of the Second Series Debentures in question, early maturity date as a result of an Event of Default (as defined below) or on the date of an eventual Optional Early Redemption of the Second Series Debentures Series (as defined below) (exclusive), whichever occurs first. The calculation of the Remuneration of the Debentures of the Second Series will be in accordance with the formula to be provided for in the Eletrobras Issue Deed. (o) Payment of the Remuneration of the Eletrobras Debentures: The effective payment of the Remuneration of the Eletrobras Debentures will be made: (i) in semiannual and consecutive installments, always on the 15th of April and October, with the first payment on October 15, 2024 and the last payment on the respective Maturity Dates of each of the series, as provided for in the Eletrobras Issue Deed; (ii) on the date of early settlement resulting from the early maturity of the Eletrobras Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date on which the Optional Extraordinary Amortization occurs, as provided for in the Eletrobras Issue Deed and/or (iv) on the date on which the early redemption of the Eletrobras Debentures occurs, as provided for in the Eletrobras Issue Deed (each such date, a “Remuneration Payment Date”). Those who hold Eletrobras Debentures at the end of the Business Day immediately prior to the Remuneration Payment Date will be entitled to the Remuneration. (p) Subscription Price and Payment Method: The Eletrobras Debentures will be subscribed and paid in cash, in national currency, at their Nominal Unit Value on the Profitability Start Date (“Subscription Price”), in accordance with the settlement rules applicable to B3. In the event that any Debenture is paid up on a different date after the Profitability Commencement Date, the subscription price for (i) the First Series Debentures paid up after the Profitability Commencement Date shall be the Nominal Unit Value of the First Series Debentures, plus the Remuneration of the First Series Debentures, calculated pro rata temporis from the Profitability Commencement Date until the date of their effective payment, in accordance with the provisions of the Eletrobras Deed of Issue; and (ii) the Second Series Debentures that are paid up after the Profitability Commencement Date will be the Nominal Unit Value of the Second Series Debentures, plus the Remuneration of the Second Series Debentures, calculated pro rata temporis from the Profitability Commencement Date until the date of their effective payment, in accordance with the provisions of the Eletrobras Deed of Issue. Subject to the provisions of the Distribution Agreement in this regard, the Eletrobras Debentures may be placed (i) at a premium, provided that it is approved by the Company; or (ii) at a discount, to be defined at the sole discretion and by mutual agreement of the Coordinators, provided that (a) applied equally to all Eletrobras Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (b) in this case, the Company receives, on the date of payment of the Eletrobras Debentures, the same amount that it would receive if the payment occurred for the entirety of the Par Value Unit of the Eletrobras Debentures. (q) Scheduled Renegotiation: The Eletrobras Debentures will not be subject to scheduled renegotiation. (r) Optional Early Redemption of Eletrobras Debentures: (r.i) Optional Early Redemption of First Series Debentures: The Company may carry out the optional early redemption of all (partial redemption being prohibited) of the First Series Debentures ("Total Optional Early Redemption of First Series Debentures"), after the 24th (twenty-fourth) month from the Issue Date, that is, on April 15, 2026 (exclusive). At the time of the Total Optional Early Redemption of the First Series Debentures, the amount due by the Company will be equivalent to: (i) the Nominal Unit Value (or balance of the Nominal Unit Value) of the First Series Debentures, plus (ii) the Remuneration of the First Series Debentures, calculated pro rata temporis from the Profitability Start Date or the Payment Date of the Remuneration of the

First Series Debentures immediately preceding (including), as the case may be, until the date of the effective Total Optional Early Redemption of the First Series Debentures (exclusive); (iii) of any Late Payment Charges (if any); and (iv) of a premium equivalent to 0.20% (twenty hundredths percent) per year multiplied by the remaining term of the First Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Early Redemption of the First Series Debentures and the Maturity Date of the Eletrobras Debentures, calculated according to the formula to be provided for in the Deed of Eletrobras Issue (“First Series Early Redemption Amount”). The First Series Debentures redeemed by the Company, as provided for in the Eletrobras Issue Deed, will be mandatorily canceled. The partial optional early redemption of the First Series Debentures will not be allowed. The Optional Total Early Redemption of the First Series Debentures will comply with the other terms and conditions to be provided for in the Eletrobras Issue Deed; (r.ii) Optional Total Early Redemption of the Second Series Debentures: The Company may carry out the optional early redemption of all (partial redemption being prohibited) of the Second Series Debentures ("Total Optional Early Redemption of the Second Series Debentures"), after the 36th (thirty-sixth) month from the Issue Date, that is, on April 15, 2027 (exclusive). At the time of the Total Optional Early Redemption of the Second Series Debentures, the amount due by the Company will be equivalent to: (i) the Nominal Unit Value or balance of the Nominal Unit Value of the Second Series Debentures, plus (ii) the Remuneration of the Second Series Debentures, calculated pro rata temporis from the Profitability Start Date or the Payment Date of the Remuneration of the Second Series Debentures immediately preceding (including), as the case may be, until the date of the effective Total Optional Early Redemption of the Second Series Debentures (exclusive); (iii) of any Late Payment Charges (if any); and ( iv) of a premium equivalent to 0.20% (twenty hundredths percent) per year multiplied by the remaining term of the Second Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Early Redemption of the Second Series Debentures and the Maturity Date of the Second Series Debentures, calculated according to the formula to be provided for in Eletrobras Issue Deed. The Debentures of the Second Series redeemed by the Company, as will be provided for in the Eletrobras Issue Deed, will be mandatorily canceled. The partial optional early redemption of the Debentures of the Second Series will not be allowed. The Optional Total Early Redemption of the Second Series Debentures will comply with the other terms and conditions to be provided for in the Eletrobras Issue Deed. (s) Optional Extraordinary Amortization: (s.i) Optional Extraordinary Amortization of the First Series Debentures: The Company may, after the 24th (twenty-fourth) month from the Issue Date, that is, on April 15, 2026 (exclusive), promote extraordinary amortizations on the Unit Par Value or on the balance of the Unit Par Value of the First Series Debentures, limited to 98% (ninety-eight percent) of the Unit Par Value or balance of the Unit Par Value of the First Series Debentures ("Optional Extraordinary Amortization of the First Series Debentures"), at its sole discretion, upon prior written communication at least 10 (ten) Business Days in advance of the date of the intended Optional Extraordinary Amortization of the First Series Debentures, under the terms to be provided for in the Eletrobras Issue Deed. The Optional Extraordinary Amortization of the First Series Debentures will be carried out upon payment of (a) the portion of the Unit Par Value of the First Series Debentures or the balance of the Unit Par Value of the First Series Debentures, as the case may be, to be amortized, plus (b) the Remuneration of the First Series Debentures, calculated pro rata temporis from the Profitability Commencement Date, or the Remuneration Payment Date of the immediately preceding First Series Debentures (inclusive), as the case may be, until the date of the effective Optional Extraordinary Amortization of the First Series Debentures (exclusive), levied on the portion of the Unit Par Value or balance of the Unit Par Value of the First Series Debentures to be amortized and other charges due and not paid until the date of the Optional Extraordinary Amortization of the First Series Debentures; (c) any Late Payment Charges (if any); and (d) a

premium equivalent to 0.20% (twenty hundredths percent) per year, multiplied by the remaining term of the First Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the First Series Debentures and the Maturity Date of the First Series Debentures, as calculated in accordance with the formula to be provided for in the Eletrobras Issue Deed. (s.ii) Optional Extraordinary Amortization of the Second Series Debentures: Optional Extraordinary Amortization of Second Series Debentures. The Company may, after the 36th (thirty-sixth) month from the Issue Date, that is, on April 15, 2027 (exclusive), promote extraordinary amortizations on the Unit Par Value or on the balance of the Unit Par Value of the Second Series Debentures, limited to 98% (ninety-eight percent) of the Unit Par Value or balance of the Unit Par Value of the Second Series Debentures ("Optional Extraordinary Amortization of the Second Series Debentures" and, together with the Optional Extraordinary Amortization of the First Series Debentures, "Optional Extraordinary Amortization"), at its sole discretion, upon prior written notice at least 10 (ten) Business Days in advance of the date of the intended Optional Extraordinary Amortization of the Second Series Debentures, under the terms to be provided for in the Eletrobras Issue Deed. The Optional Extraordinary Amortization of the Second Series Debentures will be carried out by paying (a) the portion of the Unit Par Value of the Second Series Debentures or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, to be amortized, plus (b) the Remuneration of the Second Series Debentures, calculated pro rata temporis from the Profitability Start Date, or the Remuneration Payment Date of the Debentures of the immediately preceding Second Series (inclusive), as the case may be, until the date of the effective Optional Extraordinary Amortization of the Second Series Debentures (exclusive), levied on the portion of the Nominal Unit Value or balance of the Nominal Unit Value of the Second Series Debentures to be amortized and other charges due and not paid until the date of the Optional Extraordinary Amortization of the Second Series Debentures; (c) any Late Payment Charges (if any); and (d ) a premium equivalent to 0.20% (twenty hundredths percent) per year, multiplied by the remaining term of the Second Series Debentures, pro rata temporis, base 252 (two hundred and fifty-two) Business Days, considering the number of Business Days to elapse between the date of the effective Optional Extraordinary Amortization of the Second Series Debentures and the Maturity Date of the Second Series Debentures, as calculated in accordance with the formula to be provided for in the Eletrobras Issue Deed. The Optional Extraordinary Amortization of the Debentures of the Second Series will comply with the other terms and conditions to be provided for in the Eletrobras Issue Deed. (t) Optional Acquisition: The Company may, at any time, acquire Eletrobras Debentures, subject to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, provided that it complies with any rules issued by the CVM, and such fact, if required by the applicable legal and regulatory provisions, shall be included in the Company's management report and financial statements ("Optional Acquisition"). The Eletrobras Debentures acquired by the Company may, at the Company's discretion, be canceled, remain in the Company's treasury or be placed on the market again, subject to the restrictions imposed by CVM Resolution No. 77, of March 29, 2022. The Eletrobras Debentures acquired by the Company to remain in treasury, under the terms of the Eletrobras Issue Deed, if and when placed back on the market, will be entitled to the same Remuneration applicable to the other Eletrobras Debentures. The Optional Acquisition will comply with the other terms and conditions to be provided for in the Eletrobras Issue Deed. (u) Mandatory Redemption Offer: If a Risk Change Event (as defined in the Eletrobras Issue Deed) occurs as a result of an Original Control Acquisition (as defined in the Eletrobras Issue Deed), within the Original Control Acquisition Period (as defined in the Eletrobras Issue Deed) and/or after the completion of Original Control Acquisition (without the Risk Change Event being cured until the end of the Original Control Acquisition Period) (“Acquisition Event”), the Company undertakes to make an offer to acquire the Eletrobras Debentures from Debenture Holders who choose to dispose of their respective Eletrobras

Debentures for an amount equivalent to (i) the Unit Par Value or balance of the Unit Par Value of the First Series Debentures, plus the Remuneration of the First Series Debentures due until the Redemption Date (exclusive), with respect to the First Series Debentures; or (ii) the Unit Par Value or balance of the Unit Par Value of the Second Series Debentures, as applicable, plus the Remuneration of the Second Series Debentures due until the Redemption Date (exclusive), in the case of the Second Series Debentures (together, the “Mandatory Redemption Offer”, “Redemption Offer Obligation” and “Redemption Price”, respectively). (v) Early Redemption Offer: The Company may, at its sole discretion, at any time, make an offer of total or partial early redemption of the Eletrobras Debentures of each Series, addressed to all Debenture Holders of the respective series, being assured to all equal conditions to accept the redemption of the Eletrobras Debentures held by them ("Early Redemption Offer"). The amount to be paid in respect of each of the Eletrobras Debentures shall be equivalent to (1) (i) in the case of the First Series Debentures, the First Series Early Redemption Amount; or (ii) in the case of the Second Series Debentures, the Second Series Early Redemption Amount; and (2) in both cases, if applicable, the redemption premium indicated in the notice of the Early Redemption Offer. The Early Redemption Offer will comply with the other terms and conditions to be provided for in the Eletrobras Issue Deed. (w) Place of Payment: The payments to which the Eletrobras Debentures are entitled will be made by the Company on their due date using, as the case may be: (i) the procedures adopted by B3, for the Eletrobras Debentures electronically held in custody at B3; or (ii) the procedures adopted by the Bookkeeping Agent, for the Eletrobras Debentures that may not be electronically held in custody at B3. (x) Late Payment Charges: Without prejudice to the respective Remuneration of the Eletrobras Debentures, as the case may be and applicable, and to what will be provided for in the Eletrobras Issue Deed, in the event of a delay attributable to the Company in the payment of any amount due to the Debenture Holders, the amount in arrears will be subject, regardless of notice, interpellation or judicial or extrajudicial notification, to: (i) a conventional, irreducible and non-compensatory late payment fine of 2% (two percent) on the amount due and not paid; and (ii) default interest calculated pro rata temporis from the date of default until the date of actual payment, at the rate of 1% (one percent) per month on the amount due and not paid, in addition to expenses incurred for collection (“Late Payment Charges”). (y) Early Maturity: Subject to the provisions of the Eletrobras Issue Deed, the Trustee shall declare the early maturity of all obligations arising from the Eletrobras Debentures and require the immediate payment, by the Company to the Debenture Holders, of the (i) Unit Par Value or balance of the Unit Par Value of the First Series Debentures, in the case of the First Series Debentures; and (ii) Unit Par Value or balance of the Unit Par Value of the Second Series Debentures, in all cases plus the respective Remuneration, calculated pro rata temporis from the Profitability Start Date, or from the last Remuneration Payment Date of the respective series, whichever occurs last, until the date of its effective payment, without prejudice to the payment of the Default Charges, when applicable, and any other amounts eventually due by the Company under the terms to be provided for in the Eletrobras Issue Deed (each, an “Event of Default”). (z) Placement and Distribution Procedure: The Eletrobras Debentures will be subject to public distribution, with the intermediation of the Coordinators, under the terms of the Securities Market Law, CVM Resolution 160 and the other applicable legal and regulatory provisions, under the mixed regime of (i) firm guarantee of placement for the Minimum Amount, individually and not jointly, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Mixed Regime of Firm Guarantee and Best Placement Efforts, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in 2 (Two) Series, of the 5th (fifth) Issue of Centrais Elétricas Brasileiras S.A. – ELETROBRAS", to be entered into between the Company and the Coordinators ("Distribution Agreement"), observing the Minimum Amount of Each Series, and (ii) best placement efforts for (ii.a) 1,500,000 (one million and five hundred thousand) Eletrobras Debentures, equivalent to the amount of R$1,500,000,000.00 (one billion and five hundred million reais); and (ii.b) the eventual exercise, in whole or in part, of the Additional

Lot Option for the amount of up to R$875,000,000.00 (eight hundred and seventy-five million reais). The Eletrobras Debentures may be placed with investors only after obtaining the automatic registration of the Eletrobras Offer with the CVM, disclosure of the announcement of the beginning of the Eletrobras Offer, pursuant to CVM Resolution 160, and the distribution plan to be provided for in the Distribution Agreement, pursuant to CVM Resolution 160, must be observed. The Eletrobras Debentures will be destined to Professional Investors, pursuant to article 26, item IV, item "a", of CVM Resolution 160. The participation of Related Persons (as defined in the Eletrobras Issue Deed) in the Eletrobras Offer will be admitted, under the terms to be provided for in the Distribution Agreement. There will be no preference or priority for subscription of the Eletrobras Debentures by the current employees, direct or indirect shareholders of the Company, or for any third parties considering relational potential of a commercial or strategic nature in relation to the Company. No liquidity support fund or liquidity guarantee agreement will be established for the Eletrobras Debentures. There will be no price stabilization agreement for the Eletrobras Debentures in the secondary market. (aa) Deposit for Distribution, trading and financial settlement: The Eletrobras Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading, in the secondary market through CETIP21- Securities, managed and operated by B3, with the trading being financially settled and the Eletrobras Debentures held in electronic custody at B3. (bb) Profitability Start Date: For all legal purposes and effects, the profitability start date will be the date of the first payment of the Eletrobras Debentures (“Profitability Start Date”). (cc) Risk Classification: A risk rating agency of the Eletrobras Offer (“Risk Rating Agency”) will be hired, which will assign a rating to the Eletrobras Debentures. During the term of the Eletrobras Debentures, the Company shall keep contracted, at its expense, the Risk Rating Agency to carry out the annual update and maintenance of the risk rating of the Eletrobras Debentures. (dd) Other characteristics: The other characteristics of the Debentures, the Eletrobras Issue and the Eletrobras Offer will be described in the Eletrobras Issue Deed, in the Distribution Agreement and in the other documents pertinent to the Eletrobras Offer and the Eletrobras Issue; (2) realization (a) by Eletronorte, of the Eletronorte Issue, which will be subject to public distribution, under automatic registration procedure, intended exclusively for Professional Investors; (b) by CGT Eletrosul, of the CGT Eletrosul Issue, which will be subject to public distribution, under automatic registration procedure, intended exclusively for Professional Investors; and (c) by CHESF, of the CHESF Issue, which will be subject to public distribution, under automatic registration procedure, intended exclusively for Professional Investors, all according to the general conditions described below:

Issuer	Eletronorte
Embodiment	Issuance of Debentures, pursuant to Law No. 12.431, via CVM Resolution 160
Rite of Registration	Automatic Rite
Target Audience	Professional Investor
Volume	Initially, R$1,000,000,000.00 (one billion reais) ("Initial Total Value of the Eletronorte Issue"), observing that the Initial Total Value of the Eletronorte Issue may be increased by up to R$250,000,000.00 (two hundred and fifty million reais) ("Option of the Eletronorte Additional Lot"), if there is the exercise of the Option of the Eletronorte Additional Lot.
Number of Eletronorte Debentures	One million (1,000,000) Eletronorte Debentures will initially be issued ("Initial Number of Eletronorte Debentures"), observing that the Initial Number of Eletronorte Debentures may be increased if the Eletronorte Additional Lot Option is exercised.
Placement Regime	Firm distribution guarantee for the Initial Total Amount of the Eletronorte Issue.
Allocation of Funds	Investments in priority project, as approved by the Ministry of Mines and Energy.

Series	Single Series.
Term	7 years.
Amortization	Bullet.
Payment of interest	Semiannual, no grace period.
Remuneration Ceiling	Limited to the greater of NTN-B30+0.20% p.a. and IPCA + up to 5.70% p.a., as may be defined in the bookbuilding procedure to be carried out within the scope of the Eletronorte Offer.
Guarantees	Personal guarantee provided by Eletrobras.

Issuer	CGT Eletrosul
Embodiment	Issuance of Debentures, pursuant to Law No. 12.431, via CVM Resolution 160.
Rite of Registration	Automatic Rite.
Target Audience	Professional Investor
Volume	Initially, R$500,000,000.00 (five hundred million reais) (“CGT Eletrosul Total Initial Issue Amount”), observing that the CGT Eletrosul Total Initial Issue Amount may be increased by up to R$125,000,000.00 (one hundred and twenty-five million reais) (“CGT Eletrosul Additional Lot Option”), if the CGT Eletrosul Additional Lot Option is exercised.
Number of CGT Eletrosul Debentures	500,000 (five hundred thousand) CGT Eletrosul Debentures ("Initial Number of CGT Eletrosul Debentures") will be issued initially, observing that the Initial Number of CGT Eletrosul Debentures may be increased if the Option of the Additional CGT Eletrosul Lot is exercised.
Placement Regime	Firm guarantee of distribution for the Total Initial Value of the CGT Eletrosul Issue.
Allocation of Funds	Investments in priority project, as approved by the Ministry of Mines and Energy.
Series	Single Series.
Term	7 years.
Amortization	Bullet.
Payment of interest	Semiannual, no grace period.
Remuneration Ceiling	Limited to the greater of NTN-B30 +0.20% p.a. and IPCA + up to 5.70% p.a., as may be defined in the bookbuilding procedure to be carried out under the CGT Eletrosul Offer.
Guarantees	Personal guarantee provided by Eletrobras.

Issuer	CHESF
Embodiment	Issuance of Debentures, via CVM Resolution 160.
Rite of Registration	Automatic Rite.
Target Audience	Professional Investor
Volume	Initially, R$1,000,000,000.00 (one billion reais) ("Initial Total Value of CHESF Issue"), observing that the Initial Total Value of CHESF Issue may be increased by up to R$250,000,000.00 (two hundred and fifty million reais) ("CHESF Additional Lot Option"), if the CHESF Additional Lot Option is exercised.
Number of CHESF Debentures	One million (1,000,000) CHESF Debentures will be initially issued ("Initial Quantity of CHESF Debentures"), observing that the Initial Quantity of CHESF Debentures may be increased if the Additional CHESF Lot Option is exercised.
Placement Regime	Firm guarantee of distribution for the Initial Total Value of the CHESF Issue.
Allocation of Funds	General corporate purposes, including liability management, investments and/or repayment of investments.
Series	Single Series.
Term	5 years.
Amortization	Bullet.

Payment of interest	Semiannual, no grace period.
Remuneration Ceiling	DI + up to 0.85% p.a., as may be defined in the bookbuilding procedure to be carried out under the CHESF Offer.
Guarantees	Personal guarantee provided by Eletrobras.

(3) the granting of Sureties, by the Company, irrevocably and irreversibly, as guarantor and principal payer, with the express waiver of the benefits of order, rights and powers of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure, responsible for the faithful and exact fulfillment of all obligations assumed (i) by Eletronorte, within the scope of the Issue Eletronorte and the Eletronorte Offer; (ii) by CGT Eletrosul, within the scope of the CGT Eletrosul Issue and CGT Eletrosul Offer; and (c) by CHESF, within the scope of the CHESF Issue and CHESF Offer; (4) approval of the instruments necessary to carry out the Eletrobras Issue, the Subsidiary Issues, the Eletrobras Offer, the Subsidiary Offers and the granting of Sureties, including, but not limited to: (a) the Eletrobras Issue Deed and its amendment to reflect the result of the Bookbuilding Procedure, regardless of a new deliberation by this Board of Directors, as well as others amendments that may be necessary, subject to the limits set forth herein, (b) to the Subsidiary Issue Deeds and any amendments that may be necessary, subject to the limits set forth herein; (c) to the Eletrobras Distribution Agreement and any amendments that may be necessary; and (d) to the Subsidiary Distribution Agreements and any amendments that may be necessary; (5) delegation of powers to the Company's Executive Board, to the Executive Board of Eletronorte, to the Executive Board of CGT Eletrosul, to the Executive Board of CHESF, and/or to the attorneys-in-fact of the Company, Eletronorte, CGT Eletrosul and/or CHESF, as the case may be, to perform all acts and sign all documents necessary to carry out the Eletrobras Issue, the Subsidiary Issues, the Eletrobras Offer and the Subsidiary Offers and the granting of Sureties, including, but not limited to, the execution of the Eletrobras Issue Deed, the Subsidiary Deeds and their respective amendments, the Eletrobras Distribution Agreement and the Subsidiary Distribution Agreements, being able, therefore, to negotiate and sign the respective instruments and any amendments (if necessary), either as issuer or as guarantor; and (6) the ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the deliberations provided herein, including, but not limited to, the hiring of the Coordinators, and other service providers for the purposes of the Eletrobras Offer and the Subsidiary Offer, such as the Trustee, the Bookkeeper, the Settlement Agent, the Risk Rating Agency, B3, legal advisors, among others.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to discuss on DEL-045/2024, Chairman VFC closed the related work and ordered the Secretary of Governance to draw up this Certificate, which, after being read and approved, is signed by the same Secretary. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chairman VICENTE FALCONI CAMPOS; Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF). This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, March 27, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.